



David Crouch · 2nd

CEO at Slatwall Commerce

- Slatwall Commerce

- Syracuse University

Worcester, Massachusetts, United States · **Contact info**

500+ connections

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About

Experienced executive with an in-depth understanding of the complexities
involved in web based projects. Particularly interested in how web based
technology, driven by specific business goals, can provide a competitive
advantage.   ...see more

Activity

3,037 followers

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Reshared From Slatwall Commerce, an Ultra Commerce Company • 10h • 🌐



















10

Commented • 1mo •

It was great to get together and celebrate!

44 · 5 comments

Commented • 1mo •

Thanks Dave!

12 · 7 comments

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Experience

CEO

Slatwall Commerce · Full-time

Jan 2021 - Present · 1 yr

Worcester County, Massachusetts, United States

Slatwall Commerce is the only headless eCommerce platform built with a full suite of tools and functionality for marketing teams while ...see more

President

ten24 Digital Solutions

Apr 2008 - Present · 13 yrs 9 mos

ten24 is a digital solutions provider. We help companies understand how cloud-based software can solve complex business requireme ...see more

Advisory Board Member

Fan Owned Club

Jan 2019 - Present · 3 yrs

Greater Nashville Area, TN

Community ownership of professional clubs is common in Europe. But in North America, pro teams are almost exclusively owned by bi ...see more

Director of Client Solutions

Synthenet Corporation

Aug 2003 - Mar 2008 · 4 yrs 8 mos

Responsible for developing long-term client relationships by establishing an in-depth understanding of how each client's business operates and

Sales / Marketing Director

Peak Machine
2000 - 2003 · 3 yrs 1 mo

See all 7 experiences

Education



Syracuse University
BS, Public Relations
1987 - 1989

Activities and societies: Men's Varsity Soccer



Stonehill College
1985 - 1987

Activities and societies: Men's Varsity Soccer

Skills

Online Marketing · 86

 Endorsed by Anna Barcelos and 3 others who are highly skilled at this

 Endorsed by 2 colleagues at Slatwall Commerce, an Ultra Commerce Company

Web Analytics · 65

 Endorsed by 3 colleagues at Slatwall Commerce, an Ultra Commerce Company

 Endorsed by 6 people who know the skill

Email Marketing · 54

 Endorsed by Patrick Cahill and 1 other who is highly skilled at this

 Endorsed by 3 colleagues at Slatwall Commerce, an Ultra Commerce Company

See all 49 skills

Recommendations

Received   Given



Melanie Tringali · 3rd

Global Marketing Leader | Communications | Branding | Demand Generation | Digital Strategy | Content

February 21, 2012, Melanie was David's client

Dave and his team are wonderful to work with; they are personable, honest, flexible, and knowledgeable. They provide great customer service and a great end product. I enjoyed working with the whole team and would highly recommend Ten24 Web Solutions.



Susan Stendahl · 3rd

Fundraising Focus

January 11, 2010, Susan was David's client

When Pathways for Children decided to go to a CMS, we did not know the first step to take, only what we wanted our new site to look like. David and his team at ten24 walked us through each step of the process, including finding exactly the right designer, preparing a comprehensive



John Stevens 🔗 · 3rd

VP | Corporate Marketing @Bottomline | B2B | Payments | Banking | Brand - Content, Communications, Messaging and Storytelling

November 18, 2009, John was David's client

David and team at ten24 Web Solutions began working with us at an important time in our evolution as a marketing organization. Having moved from uber-connected, word-of-mouth business builder to an organization with a growing, nascent, marketing communications

See all 12 received

Projects

Slatwall

Aug 2010 - Present

Associated with ten24 Digital Solutions

See project

Slatwall is a powerful, open-source eCommerce platform designed to provide enterprise level functionality and ultimate flexibility.

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Interests

Companies   Groups   Schools



Massachusetts Biomedical Initiatives (MBI)

949 followers

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Slatwall Commerce, an Ultra Commerce Company

263 followers

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See all 9 companies